Exhibit 6.7

EMPLOYMENT CONTRACT

This Employment Contract (this "Contract") is made effective as of June 14, 2019, by and between XTRA Bitcoin Inc of 917 Bobwhite Street, Fruitland, Idaho, 83619 and Paul Knudson of 917 Bobwhite Street, Fruitland, Idaho, 83619.

A.  XTRA Bitcoin Inc is engaged in the business of Bitcoin mining. Paul Knudson will primarily perform the job duties at the following location: 917 Bobwhite Street, Fruitland, Idaho.

B.   XTRA Bitcoin Inc desires to have the services of Paul Knudson.

C.  Paul Knudson is an at will employee of XTRA Bitcoin Inc. Either party is able to te1minate the employment agreement at any time.

Therefore, the parties agree as follows:

1.  EMPLOYMENT. XTRA Bitcoin Inc shall employ Paul Knudson as a(n) CEO. Paul Knudson shall provide to XTRA Bitcoin Inc duties as needed. Paul Knudson accepts and agrees to such employment, and agrees to be subject to the general supervision, advice and direction of XTRA Bitcoin Inc and XTRA Bitcoin Inc's supervisory personnel.

2.   BEST EFFORTS OF EMPLOYEE. Paul Knudson agrees to perform faithfully, industriously, and to the best of Paul Knudson's ability, experience, and talents, all of the duties that may be required by the express and implicit terms of this Contract, to the reasonable satisfaction of XTRA Bitcoin Inc. Such duties shall be provided at such place(s) as the needs, business, or opportunities of XTRA Bitcoin Inc may require from time to time.

3.   OWNERSHIP OF SOCIAL MEDIA CONTACTS. Any social media contacts, including "followers" or "friends," that are acquired through accounts (including, but not limited to email addresses, biogs, Twitter, Facebook, YouTube, or other social media networks) used or created on behalf ofXTRA Bitcoin Inc are the property ofXTRA Bitcoin Inc.

4. COMPENSATION OF EMPLOYEE. As compensation for the services provided by Paul Knudson under this Contract, XTRA Bitcoin Inc will pay Paul Knudson an annual salary of $180,000.00 payable monthly on the last day of each month and subject to applicable federal, state, and local withholding. Upon termination of this Contract, payments under this paragraph shall cease; provided, however, that Paul Knudson shall be entitled to payments for periods or partial periods that occurred prior to the date of te1mination and for which Paul Knudson has not yet been paid, and for any commission earned in accordance with XTRA Bitcoin Inc's customary procedures, if applicable. This section of the Contract is included only for accounting and payroll purposes and should not be construed as establishing a minimum or definite term of employment.

5. EXPENSE REIMBURSEMENT. XTRA Bitcoin Inc will reimburse Paul Knudson for “out-of-pocket” expenses incurred by Paul Knudson in accordance with XTRA Bitcoin Inc's policies in effect from time to time.

6.  RECOMMENDATIONS FOR IMPROVING OPERATIONS. Paul Knudson shall provide XTRA Bitcoin Inc with all information, suggestions, and recommendations regarding XTRA Bitcoin Inc's business, of which Paul Knudson has knowledge, that will be of benefit to XTRA Bitcoin Inc.

7.   TERM/TERMINATION. Paul Knudson's employment under this Contract shall be for an unspecified term on an "at will" basis. This Contract may be terminated by XTRA Bitcoin Inc upon 30 days written notice, and by Paul Knudson upon 2 weeks written notice. If Paul Knudson is in violation of this Contract, XTRA Bitcoin Inc may terminate employment without notice and with compensation to Paul Knudson only to the date of such te1mination. The compensation paid under this Contract shall be Paul Knudson's exclusive remedy.

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8.   TERMINATION FOR DISABILITY. XTRA Bitcoin Inc shall have the option to te1minate this Contract, if Paul Knudson becomes pennanently disabled and is no longer able to perform the essential functions of the position with reasonable accommodation. XTRA Bitcoin Inc shall exercise this option by giving 30 days written notice to Paul Knudson.

9. COMPLIANCE WITH EMPLOYER'S RULES. Paul Knudson agrees to comply with all of the rules and regulations of XTRA Bitcoin Inc.

10.   RETURN OF PROPERTY. Upon te1mination of this Contract, Paul Knudson shall deliver to XTRA Bitcoin Inc all property which is XTRA Bitcoin Inc's property or related to XTRA Bitcoin Inc's business (including keys, records, notes, data, memoranda, models, and equipment) that is in Paul Knudson's possession or under Paul Knudson's control. Such obligation shall be governed by any separate confidentiality or proprietary rights agreement signed by Paul Knudson.

11. NOTICES. All notices required or permitted under this Contract shall be in writing and shall be deemed delivered when delivered in person or on the third day after being deposited in the United States mail, postage paid, addressed as follows:

Employer:

XTRA Bitcoin Inc
Mary A Veatch
Secretary
917 Bobwhite Street
Fruitland, Idaho 83619

Employee:

Paul Knudson
917 Bobwhite Street
Fruitland, Idaho 83619

Such addresses may be changed from time to time by either party by providing written notice in the manner set forth above.

12. ENTIRE AGREEMENT. This Contract contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Contract supersedes any prior written or oral agreements between the parties.

13.   AMENDMENT. This Contract may be modified or amended, if the amendment is made in writing and is signed by both parties.

14.   SEVERABILITY. If any provisions of this Contract shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

15. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Contract shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Contract.

16. APPLICABLE LAW. This Contract shall be governed by the laws of the State of Idaho.

17.  SIGNATORIES. This Contract shall be signed by Paul Knudson on behalf of XTRA Bitcoin Inc and by Paul Knudson in an individual capacity. This Contract is effective as of the date first above written.

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Paul Knudson
XTRA Bitcoin Inc

Date: 5-14-20

Paul Knudson

Date: 5-14-20

This Employment Contract is executed and agreed to by:

Paul Knudson	Paul Knudson
Paul Knudson	Paul Knudson
pck710@gmail.com	paul@xtrabitcoin.com
May 14, 2020 at 01:53 pm	May 14, 2020 at 02:02 pm
Recorded at IP 208.98.133.23	Recorded at IP 208.98.133.23

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